Exhibit 3.25
EMPLOYMENT AGREEMENT
This Employment Agreement made as of the 1st day of January, 2008.
BETWEEN:
OLYMPUS PACIFIC MINERALS INC, a Canadian company
having its head office at 10 King Street East, Suite 500, Toronto,
Ontario M5C IC3, Canada
(the “Company”)
OF THE FIRST PART
AND:
THOMAS RODNEY PERCIVAL JONES whose address is
53 Churchlands Avenue, Churchlands, Western Australia 6018
(the “Employee”)
OF THE SECOND PART
WHEREAS:
A.	The Company wishes to retain the services of the Employee as set out in Schedule “A” on the terms and conditions of this Agreement.

B.	The Employee and the Company have agreed to enter into this employment agreement to ensure that the Employee will provide his services to the Company and further to evidence the salary and other benefits to be received by the Employee in respect to such services.
          NOW THEREFORE, in consideration of the mutual covenants and premises herein contained, in consideration of the Employee continuing to provide his services to the Company, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties) the Employee and the Company hereby agree as follows:
1.	Interpretation and Schedules

1.1	Interpretation
          For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:
(a)	“affiliate” and “associate” have the meanings given to them by the Canada Business Corporations Act;

(b)	“Board” means the Board of Directors of the Company;

(c)	“Agreement” means this employment agreement as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

(d)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular paragraph, sub-paragraph or other subdivision;

(e)	“Term” means the period of the engagement of the Employee as set out in Schedule “A”;

(f)	all references to currency mean Canadian currency;

(g)	a reference to an entity includes any entity that is a successor to such entity;

(h)	the headings are for convenience only and are not intended as a guide to interpretation of this Agreement or any portion hereof; and

(i)	a reference to a statute includes all regulations made pursuant thereto, all amendments to the statute or regulations in force from time to time, and any statute or regulation which supplements or supersedes such statute or regulations.
1.2	Schedules
          The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:
Schedule “A” — Position and Responsibilities of the Employee

Schedule “B” — Compensation Schedule and Criteria for Bonus
2.	Engagement
(a)	The Company hereby engages the Employee as set out in Schedule “A” and the Employee hereby accepts such engagement by the Company upon and subject to the terms and conditions hereinafter set forth.

(b)	Such engagement will commence on the date of this Agreement and will continue until the expiry of the Term or until terminated as hereinafter provided.

(c)	The Employee’s responsibilities, duties and authority shall be as provided in Schedule “A”.

(d)	The Employee shall be present at and perform his duties at such location or locations set out in Schedule “A” and as mutually agreed between the Employee and the Company, but, recognizing that the position will require a considerable level of travel for promotional activities, the Employee shall be present at and perform his duties in other jurisdictions with such frequency and for such duration as is reasonably necessary for the proper and timely performance of the Employee’s duties hereunder, provided that the Employee must first provide his consent to any relocation of the Employee for a term of greater than three (3) months. However, where a Takeover of Control as described in Section 5(f) occurs and the Employee continues providing services to the Company, the primary location of the Employee’s provision of services shall not be permanently assigned or transferred without his prior consent.

(e)	The Employee shall devote so much of his time to the business and affairs of the Company as provided in Schedule “A” and as mutually agreed upon between the Employee and the Company and shall well and conscientiously serve the Company and use his best efforts to promote the interests of the Company during the continuation of its services hereunder.

(f)	In the event that any person, or any person and its affiliates, as such terms are defined in the Canada Business Corporations Act (the “CBCA”), begins a tender or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, the Employee agrees that the Employee will not voluntarily leave the employ of the Company, and will render services to the Company in accordance with his position, and in the best interests of the shareholders, until such person has abandoned or terminated efforts to effect a takeover of control of the Company or until such a takeover of control of the Company has occurred. For the purposes of this Agreement, takeover of control shall be evidenced by (i) the acquisition by any person, or by any person and its affiliates, as such terms are defined in the CBCA, and whether directly or indirectly, of common shares of the Company which, when added to all other common shares of the Company at the time held by such person and its affiliates, totals for the first time 50% or more of the outstanding common shares of the Company (ii) the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company’s board who were not nominees of the Company’s incumbent board at the time immediately preceding such election; or (iii) consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect, except where such sale or transaction is for the purpose of financing the construction of a mine (a “Takeover of Control”).

(g)	As used herein voluntary termination by the Employee of his employment with the Company for “Good Cause” means termination after a Takeover of Control of the Company following the occurrence of one of the following events without the Employee’s express written consent:

(i)	without the written agreement of the Employee, the nature of the duties, requirements and arrangements of the Employee are substantially changed from those set out in Schedule “A” such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the Employee as set out in Schedule “A” for a publicly listed mining company

(ii)	a reduction by the Company in the Employee’s base compensation set out in Schedule “B” as in effect immediately prior to the Takeover of Control;

(iii)	a change in the principal executive office of the Company to a location more than fifty (50) kilometres from the location of the principal executive office of the Company immediately prior to the Takeover of Control;

(iv)	the requirement by the Company that the Employee be based anywhere other than within a fifty (50) kilometre radius of his location immediately prior to the Takeover of Control, except substantially consistent with the Employee’s business travel obligations immediately prior to the Takeover of Control; or

(v)	the failure by the Company to continue in effect, or a change of the Employee’s participation in benefits under any bonus or incentive compensation or benefit plan, any stock ownership, stock purchase, stock option or other equity incentive plan, any life, health, accident, disability or similar plan providing welfare benefits or any plan or program of fringe benefits in which the Employee is participating immediately prior to a Takeover of Control (the “Existing Plans”), the effect of which would be to materially reduce the total value, in the aggregate, of the Employee’s benefits under all the Existing Plans and all amendments thereto and plans substituted therefore, as compared to the Employee’s benefits under the Existing Plans as they existed immediately prior to the Takeover of Control, or the failure by the Company to provide the Employee with the number of paid vacation days to which the Employee is entitled in accordance with the Company’s general vacation policy in effect immediately prior to the Takeover of Control.
3.	Compensation
(a)	The Employee will be compensated as provided in Schedule “B”.

(b)	The Company shall deduct from the salary of the Employee the taxes and other source deductions, including the Canada Pension Plan and Employment Insurance, as required by the Canada Revenue Agency at the time of payment.

(c)	In addition to the foregoing, the Company will reimburse the Employee in accordance with Schedule “B” for expenses incurred in connection with the business of the Company and any if its subsidiaries.

(d)	The Employee shall submit bills and vouchers reasonably satisfactory to the Board supporting all requests for reimbursement hereunder.

(e)	The Employee is entitled to participate in any pension, stock option, stock purchase, stock appreciation, and health or medical insurance, or other benefit plans or retirement rights from time to time established by the Company and to which employees of the Company or any of its subsidiaries or affiliates are from time to time entitled.

(f)	For so long as the Employee continues to provide services to the Company pursuant to this Agreement, an incentive bonus will be awarded to the Employee at the discretion of the Board following periodic performance reviews as provided in Schedule “B”.

(g)	If the Employee dies during the term of this Agreement, all options which have been granted to that date will vest and become exercisable pursuant to Schedule “B”.
4.	Holidays
          The Employee will be entitled to three (3) weeks of annual holidays with pay during the term of this Agreement with none of such holidays to be carried through to the next year. Holidays will be taken at a time mutually agreed between the Employee and the Company.
5.	Termination
(a)	The Employee may terminate this Agreement and by giving the Company at least six (6) months prior written notice (the “Employee’s Termination Notice”), provided that the Company shall have the right to give written notice to the Employee that the Company is waiving the full notice period and is permitting this Agreement and the services of the Employee to be terminated upon a date that is less than six (6) months after the date of the Employee’s Termination Notice as determined by the Company and further provided that all salary, benefits and bonuses payable to the Employee hereunder and all other obligations of the Company to the Employee hereunder shall cease upon such termination notwithstanding the provisions of Section 2 or any other Section hereof. Any monies owed by the Employee to the Company up to the date of termination shall be then paid by the Employee to the Company.

(b)	The Company may at any time terminate this Agreement and the employment of the Employee without cause. In this event the Company shall be obligated to provide the Employee with a severance payment in lieu of notice. Such severance payment shall be payable on the fifth calendar day following date of the notice of termination (the “Company’s Notice of Termination”) and shall consist of the following amounts:

(i)	the Employee’s full salary through to the date of termination at the rate in effect at the time the Company’s Notice of Termination was given, plus an amount equal to the amount, if any, of any bonuses previously made to the Employee which have not been paid;

(ii)	in lieu of further salary for periods subsequent to the date of the Company’s Notice of Termination, a severance payment equal to six (6) months of the Employee’s then existing annual salary pursuant to Schedule “B”; and

(iii)	the Employee’s options on shares of the Company shall vest and expire as set out in the Company’s Stock Option Plan.
Termination of the Agreement in accordance with this Section shall relieve the Company from any and all obligation, liability or claim by the Employee, exclusive of monies owing to the Employee up to the date of termination.

(c)	The Company may at any time terminate the services of the Employee and this Agreement for cause that would in law permit the Company to, without notice, terminate the Employee, in which event the Employee shall not be entitled to a severance payment in lieu of notice as set out in Sections 5(b)(ii) and (iii), and any options granted to the Employee will be immediately terminated.

(d)	Any termination by the Company pursuant to Section 5(b) or (c) shall be communicated by written Notice of Termination. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Employee’s employment in the case of Section 5(c). For purposes of this Agreement, no such purported termination shall be effective without such notice.

(e)	On the termination of his employment for any reason, the Employee agrees to deliver up to the Company all equipment and documents, financial statements, records, plans, drawings and papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in his possession or under his control.

(f)	Notwithstanding the provisions of Sections 5(a), (b) and (c) the parties acknowledge that, given the particular enterprise and business of the Company it is crucial and necessary that the Employee maintains a close relationship with the Board based on mutual loyalty, respect and trust. Accordingly, the Company agrees that the Employee shall have a special right to terminate its engagement with the Company pursuant to this Section for Good Cause (as defined in Section 2(h)) at any time within twelve (12) months of the Takeover of Control of the Company (as defined in Section 2(f)) by giving notice of his resignation in writing to the Board. The notice of resignation pursuant to this Section must be in writing, must cite this Section 5(f) and must contain at least one (1) month’s notice and not more than two (2) months notice. The Employee will not receive any payment unless a notice resignation is provided to the Company or a notice of termination is provided to Company. The Employee must exercise this right within twelve (12) months of the Takeover of Control as referred to herein. The Company shall be obligated to provide the Employee with a payment on the fifth calendar day following the earlier of the last calendar day specified in the notice of resignation or the notice of termination, as applicable, pursuant to this Section and the date the Employee actually ceases to be employed by the Company (the “Date of Resignation”) which shall consist of the following amounts:
(i)	the Employee’s full salary through to the Date of Resignation at the amount of the Employee’s then existing annual salary pursuant to Schedule “B” at the time notice of termination or notice of resignation was given, the amount of any reimbursable expenses pursuant to Schedule “B”, plus an amount equal to the amount, if any, of any bonuses previously made to the Employee which have not been paid, accrued vacation and any other amounts due upon termination or resignation;

(ii)	in lieu of further salary for periods subsequent to the Date of Resignation, a payment equal to twelve (12) the number of months set out in Schedule “B” at the rate of the Employee’s then existing annual salary and incentive bonus pursuant to Schedule “B”.; and

(iii)	subject to Section 5(f)(iv), in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to the Employee under the Company’s incentive programs and remaining unexercised at 5:00 p.m. (Toronto time) on the fourth calendar day following the Date of Resignation, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate difference between the exercise price of all options held by the Employee, whether or not then fully exercisable, and the higher of (i) the average of the closing prices of the Company’s common shares as reported on the Toronto Stock Exchange (or such other stock exchange on which the Company’s shares may be listed) for thirty (30) calendar days preceding the Date of Resignation or (ii) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves control of the Company as such term is defined in Section 2(f); and

(iv)	notwithstanding Section 5(f)(iii), the Employee shall have the right, exercisable up to the fourth calendar day following the Date of Resignation, to elect to waive the application of Section 5(f)(iii) following the Date of Resignation. The Employee may exercise this election on or before 5:00 p.m. Toronto time on such fourth calendar day by delivering a notice in writing to the Company of such waiver whereupon:

(A)	in accordance with the Company’s stock option plan, the Employee’s unvested options on shares of the Company shall immediately vest and the Employee’s vested options on shares of the Company will expire within ninety (90) calendar days of the Date of Resignation; and

(B)	the Company shall be relieved of any obligation in connection with termination of the Employee’s employment to make the payment in Section 5(f)(iii).
The Employee agrees to accept such compensation in full satisfaction of any and all claims the Employee has or may have against the Company and the Employee agrees to execute and deliver a full and final release in writing of the Company with respect to the same upon payment of said sum, except monies owing by either party to the other up to the Date of Resignation.
(g)	If the Employee should die during the period of his employment hereunder, termination of his employment shall be deemed to have been effected by the Company and the provisions of Section 5(b) shall apply. In such event, any payment to be made to the Employee pursuant to this Agreement shall be paid to the legal representatives of the Employee provided the Company has received notice of claim from the Employee’s legal representative within sixty (60) calendar days of the Employee’s death, provided further that any outstanding stock options shall continue to be exercisable by the legal representatives of the Employee.

(h)	The Employee shall not be required to mitigate the amount of any payments provided for under any paragraph of this Section by seeking other employment or otherwise nor shall the amount of any payment provided for in this Section be reduced by any compensation earned by the Employee as the result of employment by another employer after the date of termination or otherwise.

(i)	The Manager will cease to be enrolled in any Company benefit plan after the last day of any notice period given.
6.	Successors, Binding Agreement
(a)	The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all, or substantially all, of the business or assets of the Company, by agreement in form and substance satisfactory to the Employee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used in this Agreement, “the Company” shall be as defined in the preamble to this Agreement and include any successor to its business or assets which executes and delivers the agreement provided for in this Section 6 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

(b)	This Agreement shall enure to the benefit of and be enforceable by the Employee’s successors and assigns.
7.	Notices

For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or faxed or on the fifth calendar day when mailed in Canada by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:
(a)	If to the Employee, at the address and fax number provided in Schedule “A”.

(b)	If to the Company:

Olympus Pacific Minerals Inc. 10 King Street East, Suite 500 Toronto, Ontario M5C 1C3 Canada Fax (416) 572-4202
or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.
8.	Governing Law
          The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the Province of Ontario.
9.	Miscellaneous
          No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Employee and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.
10.	Severability
          The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability or any other provision of this Agreement, which shall remain in full force and effect.

11.	Counterparts and Facsimile
          This Agreement may be executed in one or more counterparts and by facsimile transmission, each of which shall be deemed to be an original but all of which together will constitute one and the same Agreement.
12.	Assignability
          Neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder, except as provided in Section 6 above. Without limiting the foregoing, the Employee’s right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, and in the event of any attempted assignment or transfer contrary to this paragraph the Company shall have no liability to pay any amount so attempted to be assigned or transferred.
13.	Competitive Activity
          Except to the extent provided in Schedule “A”, during the Term of this Agreement and for a period of one (1) year following the date of termination of this Agreement, the Employee shall not:
(a)	be directly or indirectly engaged in any company or firm which is a direct competitor to the Company in any province in Canada or any country where the Company is carrying on business;

(b)	be employed by another company which may be formed as a direct competitor to the Company in Canada;

(c)	intentionally act in any manner that is detrimental to the relations between the Company and its customers, employees or investors; and

(d)	solicit any of the customers and investors of the Company or be connected with any person, firm or corporation soliciting or servicing any other customers, employees or investors of the Company.

14.	Confidentiality
          The Employee shall not either during the term of this Agreement or at any time thereafter divulge, publish or otherwise reveal either directly or indirectly or through any person, firm or corporation the private affairs or secrets of the Company, its subsidiaries or affiliates to any person or persons other than the Directors of the Company and shall not without the written consent of the Company either during the continuance of this Agreement or at any time thereafter use for its own purpose or any purpose other than those of the Company any information it may acquire in relation to the business and affairs of the Company. The Employee agrees, during the term of this Agreement and at all times thereafter to keep confidential all information and material provided to it by the Company, excepting only such information as is already known to the public, and including any such information and material relating to any customer, vendor or other party transacting business with the Company, and not to release, use or disclose the same except with the prior written permission of the Company. The within understanding shall survive the termination or cancellation of this Agreement, even if occasioned by the Company’s breach or wrongful termination.
15.	Time of the Essence
Time shall be of the essence of this Agreement.
16.	Entire Agreement
This Agreement represents the entire agreement between the Employee and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any of its officers or agents.
IN WITNESS WHEREOF, the parties have caused this Agreement to he executed and delivered as of the day and year first above set forth.

OLYMPUS PACIFIC MINERALS INC.
By:
Name: David A. Seton
Title: Chairman and Chief Executive Officer

Thomas Rodney P. Jones

SCHEDULE “A”
POSITION AND RESPONSIBILITIES OF THE EMPLOYEE
(a)	Name of Employee: Thomas Rodney Percival Jones
Address: 53 Churchlands Avenue, Churchlands, Western Australia 6018

Fax Number: 64-8-9244-1427
(b)	Position: Vice President, Exploration

(c)	Position Description: Directs and coordinates a broad range of activities and functions to ensure effective operations and the achievement of organization objectives in accordance with policies. Plans and directs the overall geological activities of the Company.

(d)	Schedules “A” and “B” Valid: 1 January 2008 to 31 December 2008
Schedules “A” and “B” Renewal: 1 January 2009 to 31 December 2009
(e)	Contract Term: 1 January 2008 to 31 December 2009

(f)	Location(s): Da Nang, Viet Nam

(g)	Responsible to: Chief Executive Officer

(h)	Responsible for: Meeting specific, agreed objectives and targets, initiating new geological prospects, coordinating cost effective operation of the geological team while supporting the overall Company objectives and goals.

(i)	Duties and Authority: As set out in agreed Company objectives, budgets and policies.

(j)	Time Spent on the Company: Full Time

(k)	Extra activities agreed to: None

SCHEDULE “B”
FEE SCHEDULE AND CRITERIA FOR BONUS
(a)	Name of Manager: Thomas Rodney Percival Jones

(b)	Position: Vice President, Exploration

(c)	Year: 1 January 2008 to 31 December 2008

(d)	Note: Currency used is Canadian dollars

(e)	TOTAL Direct Compensation Target: made up from (f) Annual Base Salary, (g) STIP $ Target Bonus and (h) LTIP $ Target Opportunity = C$269,250

(f)	Annual Base Salary = C$155,000
Incentive Bonus
(g)	Annual Short Term Incentive Plan (“STIP”) target bonus to be added to Annual Base Salary by way of two payments, 35% of annual STIP performance based on June 30 data and the balance in January 2009:
(i)	STIP Target Bonus as % of Annual Base Salary (%): 35% or $54,250

(ii)	Threshold Bonus as a % of Annual Base Salary (%): 17.5% or $27,125

(iii)	Maximum Bonus as a % of Annual Base Salary (%): 52.5% or $81,375

(iv)	Qualitative and Quantitative Performance Targets as Agreed: in bold with ☑
STIP or the Short-Term Incentive Plan has been designed to drive behaviours of executives to meet corporate strategy such as one-year corporate financial, operational and personal targets of executives and include a mix of qualitative and quantitative objectives and performance targets that meet the following characteristics:
•	The STIP should be self funded i.e. savings should exceed costs;

•	The STIP should stay within ‘line of sight’, i.e. within individual’s scope of influence;

•	The STIP should be simple to understand and implement; and

•	The STIP should still allow for board flexibility in decision making.

(1)	The Qualitative Short Term Performance Targets are personal objectives and include the executive’s normal role and performance expectations such as:
•	Leadership attributes

•	Dissemination of decision-making

•	Employee communication

•	Development of employee attributes

•	Additional learning and development

•	Safety support and training

•	Cross-functional development etc.
(2)	The Quantitative Short Term Performance Targets include not only corporate and operation driven performance measures such as revenue, earnings per share, but also ounces produced and/or sold, JORC resources, meters drilled, etc. Those selected from 1 January 2008 to 30 December 2008 YTD are listed below. Most officers have three of the eight bolded and ticked, except for safety for COO, and all have Qualitative.
1.	Qualitative 20% or $31,000 ☑

2.	Safety performance = average last 2 years

3.	Raise capital, target = $50M available 20 May, Kicks in April, kicks out 30 June

4.	Ounces of Gold sold = budget 15,866 oz, target 5% or $7,750 ☑

5.	Gold Resources = Budgeted JORC, Better is +10%, Kicks in at 90%, target is 5% or $7,750 ☑

6.	Reduction in Production Costs = cash cost per ounce of $441

7.	Feasibility Studies = target is 5% or $7,750, BM scoping is 100%, PS + BM profit path is 120% ☑

8.	Dak Sa progress as per FS project plan cost and % complete= 10%
TOTAL TARGET STIP = 35% of Base Salary or $54,200, max is 52.5% of Base salary or $81,375
(h)	Annual Long Term Incentive Plan (“LTIP”) target bonus to be added to Annual Base Salary

$ Opportunity: C$60,000 worth of Olympus share options, from 1 January 2008, vesting in thirds on 1 January 2009, 2010 and 2011, respectively.

Black Scholes Conversion Details: C$60,000 = 319,000 share options at 40 cents/share based on April 30, 2008 VWAP of 34 cents as reviewed by Compensation Committee.

(i)	Account Details for Payments to be made to:

(j)	Currency for Canadian Dollars to be converted into:

(k)	Name for LTIP Options:

(l)	Reimbursable Expenses and expatriate benefits: Travel, housing and field breaks as per agreed policies filed on the Company’s internal website from time to time. (“If it is not there, it does not exist.”)

(m)	Performance Criteria: Meet requirements as specified from time to time by the Chief Executive Officer or the Board of Olympus Pacific Minerals Inc., a publicly-listed company registered in Canada and traded on the Toronto Stock Exchange, the Frankfurt Exchange and the Over-the-Counter Bulletin Board (US), and/or the Boards of the Company’s subsidiaries.

(n)	Number of Months for Payment Pursuant to Takeover of Control: Twelve (12)